Exhibit (e)(2)

Schedule A

Dated July 9, 2014, as revised June 7, 2017

to the

Amended and Restated Distribution Agreement dated July 9, 2014 by and between KraneShares Trust and SEI Investments Distribution Co.

SCHEDULE A

Funds	Date Fund Commenced Operations
KraneShares CSI China Internet ETF	7/31/2013
KraneShares Zacks New China ETF (Formerly KraneShares CSI New China ETF which was formerly KraneShares CSI China Five Year Plan ETF)	7/22/2013
KraneShares Bosera MSCI China A Share ETF	3/4/2014
KraneShares FTSE Emerging Markets Plus ETF	2/2/2015
KraneShares E Fund China Commercial Paper ETF	12/2/2014
KraneShares Emerging Markets Consumer Technology Index ETF
KraneShares Bloomberg Barclays China Aggregate Bond Index ETF
KraneShares MSCI One Belt One Road Index ETF
KraneShares MSCI China Environment Index ETF

SEI INVESTMENTS DISTRIBUTION CO	KRANESHARES TRUST

By:	By:
Name: Maxine J Chou	Name: Jonathan Krane
Title: CFO & COO	Title: CEO